UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES PROFIT FOR THE FOURTH QUARTER 2018 OF $20.7 MILLION, OR $0.52 PER SHARE;

FULL-YEAR 2018 PROFIT OF $11.1 MILLION, OR $0.28 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, February 28, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the fourth quarter (“4Q18”) and Full-Year (“FY18”) ended December 31, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2018	2017	4Q18	3Q18	4Q17
Key Income Statement Highlights
Net Interest Income ("NII")	$109.7	$119.8	$28.0	$27.3	$28.1
Fees and commissions, net	$17.2	$17.5	$5.4	$3.7	$5.7
Total revenues	$127.6	$138.3	$34.1	$30.1	$34.5
(Impairment loss) recovery on financial instruments	$(57.5)	$(9.4)	$1.3	$(55.1)	$(0.8)
Impairment loss on non-financial assets	$(10.0)	$0.0	$(2.3)	$(4.8)	$0.0
Operating expenses	$(48.9)	$(46.9)	$(12.4)	$(10.9)	$(13.1)
Profit (Loss) for the period	$11.1	$82.0	$20.7	$(40.7)	$20.6
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.28	$2.09	$0.52	$(1.03)	$0.52
Return on Average Equity (“ROAE”) (2)	1.1%	8.0%	8.3%	-15.5%	7.9%
Return on Average Assets (“ROAA”)	0.17%	1.27%	1.20%	-2.58%	1.31%
Net Interest Margin ("NIM") (3)	1.71%	1.85%	1.61%	1.74%	1.78%
Net Interest Spread ("NIS") (4)	1.21%	1.48%	1.08%	1.20%	1.38%
Efficiency Ratio (5)	38.3%	33.9%	36.3%	36.0%	38.0%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,290	$5,999	$6,290	$6,305	$5,999
Treasury Portfolio	$107	$86	$107	$93	$86
Total assets	$7,609	$6,268	$7,609	$6,561	$6,268
Total stockholders' equity	$994	$1,043	$994	$989	$1,043
Market capitalization (7)	$684	$1,061	$684	$975	$1,061
Tier 1 Basel III Capital Ratio (8)	18.1%	21.1%	18.1%	17.8%	21.1%
Total assets / Total stockholders' equity (times)	7.7	6.0	7.7	6.6	6.0
Liquid Assets / Total Assets (9)	22.4%	9.9%	22.4%	11.7%	9.9%
NPL to Loan Portfolio (10)	1.12%	1.07%	1.12%	2.08%	1.07%
Total allowance for losses (11) to Commercial Portfolio	1.65%	1.47%	1.65%	2.26%	1.47%
Total allowance for losses (11) to NPL (times)	1.6	1.5	1.6	1.2	1.5

4Q18 & FY18 Highlights

•	Bladex reported a profit of $20.7 million in 4Q18, compared to a loss of $40.7 million in 3Q18, on quarterly improvement of top line revenues (+13% QoQ), and lower impairment losses. 4Q18 Profit increased 1% YoY, reflecting stable total revenues (-1% YoY) and improved efficiency.

•	For the year, the Bank’s $11.1 million profit was primarily impacted by impairment loss on financial instruments for $57.5 million, from credit provisions associated to credit impaired loans (Non-Performing Loans or “NPLs”), mainly in Brazil’s sugar sector. The Bank also incurred a $10.0 million impairment loss on non-financial assets, related to credit restructurings and to the disposal of obsolete technology, in line with the Bank’s objective to optimize its operating platform.

•	Net Interest Income (“NII”) for the 4Q18 increased 2% QoQ to $28.0 million (-1% YoY). Net Interest Margin (“NIM”) decreased by 13bps to 1.61% QoQ due to higher than anticipated increases in central bank deposits at year end, resulting in significant liquidity positions of low yielding assets.

•	NII for FY18 totaled $109.7 million, 8% lower YoY, mostly impacted by a 14bps decrease in NIM to 1.71%, on narrower net lending spreads from a portfolio with exposure to high quality borrowers such as systemic financial institutions, sovereign and quasi-sovereign entities, and USD generating top-tier corporate clients.

•	Fees and Commissions income totaled $5.4 million in 4Q18 (+46% QoQ; -5% YoY), and $17.2 million for all of 2018 (-2% YoY). The upward trend in commissions from letters of credit was offset by lower loan structuring fees. Bladex closed seven syndicated transactions in 2018.

•	Operating expenses were $12.4 million in 4Q18 (+14% QoQ; -6% YoY), and $48.9 million in FY18 (+4% YoY). The annual increase in expenses was primarily attributable to non-recurring charges from personnel restructuring and the streamlining of processes and of technological infrastructure. Efficiency Ratio stood at 36% for 4Q18 and 38% for FY18.

•	NPL balances decreased to $64.7 million, or 1.12% of total Loan Portfolio balances at the end of 4Q18. This compares to $119.0 million, or 2.08%, at the end of 3Q18, and to $58.8 million, or 1.07%, at the end of 4Q17. The decrease was primarily associated with loan restructurings, collections through sales and partial write-offs against individually allocated allowances for expected credit losses.

•	Allowance for credit losses on the Commercial Portfolio totaled $104.1 million at year-end 2018, or 1.65% of the portfolio from 1.47% YoY, representing a reserve coverage of 1.6 times NPL balances.

•	End-of-period Commercial Portfolio balances increased by 5% YoY and remained stable QoQ at $6.3 billion. Average balances were up to $6.2 billion in 4Q18 (+3% QoQ; +6% YoY) and to $6.0 billion in FY18 (+3% YoY).

•	The Bank’s Tier 1 Basel III Capital Ratio remained solid at 18.1%, with increased level of risk-weighted assets reflecting annual Commercial Portfolio growth.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “In our third quarter 2018 conference call we mentioned that the credit quality of our portfolio, cost structure and allowances for expected credit losses, set the base to improve our earnings generation capacity. Our fourth quarter 2018 earnings are the first step in that direction.

Although still sub-par, growth rates of 2% – or slightly higher – are now possible for Latin America in 2019, we saw some recent positive news. Jair Bolsonaro’s election hit the ground running with several market friendly announcements regarding opening the Brazilian economy and introducing fiscal adjustments reforms. The USMCA was a bright spot in an otherwise grim picture from Mexico. Argentina completed its IMF agreement, without the social unrest feared by some. Even Costa Rica, which stretched the patience of the rating agencies, managed to approve in their famous Sala IV a fiscal reform package.

That said, problem spots such as Mexico, which seems to be deviating from the macroeconomic policies established over the last 20 years, and Argentina, which is in the midst of a recession generated by restrictive IMF policies, will continue to increase volatility and dampen growth expectations.

At the same time, macroeconomic global risks are intensifying. Now we need to add the prospects of slowing economies in Europe and China (and possibly the U.S.) to a tense protectionist trade environment.

What does this all mean for Bladex? A macroeconomic context that offers no room for complacency as risks of major economies slowing and trade tensions continuing are partially counterbalanced by a somewhat better macroeconomic picture in a few key countries in Latin America.

Although our headline margins were impacted by low yielding liquidity due to higher than expected central bank deposits, Bladex continues to improve its origination. We have a better mix of medium-term to short-term loans, thereby lengthening the average life of our portfolio and increasing our origination margins.

Our NPLs declined due to asset sales, restructurings and partial write-offs. Our Tier 1 capital ratio remains strong. Our book value remains solid over $25 a share. On this basis, Bladex’s Board of Directors approved to maintain our quarterly dividend.

Against this backdrop, both the management of Bladex, and its Board of Directors are cautiously optimistic for 2019 and look for an improvement in profitability throughout the year.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral short- and medium-term loans, structured and syndicated credits, loan commitments, letter of credit contingencies such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fess and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) recovery (impairment loss) on financial instruments, such as loans at amortized cost and loan commitments and financial guarantee contracts, as well as impairment loss in other non-financial assets; and (v) direct and allocated operating expenses.

As of December 31, 2018, Commercial Portfolio balances remained stable QoQ at $6.3 billion, a 5% increase compared to $6.0 billion as of December 31, 2017. Average Commercial Portfolio balances were up to $6.2 billion in 4Q18, resulting in a 3% QoQ and 6% YoY increases, and to $6.0 billion in FY18, a 3% increase from a year ago.

The exposure of the portfolio remains well diversified across regions and industry sectors, with 52% of total Commercial Portfolio on the Bank’s traditional client base of Financial Institutions (49% in 2017) and a steady 19% of total Commercial Portfolio placed in Brazil, unchanged from a quarter ago and still representing the country with the largest exposure. As of December 31, 2018, trade finance transactions represented 59% of the short-term Commercial Portfolio, nearly unchanged from 60% a quarter ago and down from 74% a year ago. 74% of the Commercial Portfolio was scheduled to mature within a year, nearly stable compared to 75% a quarter ago and down from 81% a year ago, reflecting higher mid-term lending origination throughout the year.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

Refer to Exhibit IX for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	2018	2017	YoY (%)	4Q18	3Q18	4Q17	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$109.8	$120.6	-9%	$28.4	$26.4	$28.9	7%	-2%
Other income (expense)	18.0	18.9	-5%	5.8	4.3	6.5	35%	-12%
Total revenues	127.8	139.5	-8%	34.1	30.7	35.4	11%	-4%
Impairment loss on financial instruments	(57.6)	(9.9)	-480%	1.3	(55.1)	(0.9)	102%	241%
Impairment loss on non-financial assets	(6.0)	0.0	n.m.	(2.3)	(0.8)	0.0	-190%	n.m.
Operating expenses	(37.4)	(35.9)	-4%	(9.3)	(8.6)	(9.7)	-9%	4%
Profit (Loss) for the segment	$26.8	$93.7	-71%	$23.8	$(33.8)	$24.9	170%	-4%

"n.m." means not meaningful.

The Commercial Business Segment reported a profit of $23.8 million for the 4Q18, a QoQ positive swing resulting mainly from the impairment losses charged in the previous quarter and an 11% improvement in total revenues from higher NII and fee income generation.

Full-Year 2018 Commercial Business Segment’s result of $26.8 million was mainly impacted by impairment loss on financial instruments from higher credit provisions associated to NPLs, mainly in Brazil’s sugar sector, and the impairment loss on non-financial assets related to credit restructurings. In addition, the yearly result was also impacted by lower NII due to narrower net lending spreads from a portfolio with exposure to high quality borrowers such as systemic financial institutions, sovereign and quasi-sovereign entities, and USD generating top-tier corporate clients.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with its balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and security instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“OCI”) and investment securities at amortized cost (“Treasury Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), recovery (impairment loss) on financial instruments, and direct and allocated operating expenses.

Liquidity balances amounted to $1.7 billion at year-end 2018, of which 97% were held in deposits with the Federal Reserve Bank of New York, compared to $0.8 billion, or same portion of liquid assets, at the end of 3Q18, and compared to $0.6 billion, or 98% of liquid assets, a year ago. Year-end liquidity balances were above historical levels, as the Bank resorted to alternative funding sources in anticipation of a potential temporary decline of its deposit base. Although the average deposit balances declined 12% QoQ, this trend was reverted by the end of the year, resulting in a 7% increase QoQ. Consequently, liquidity balances represented 22.4% of total assets and 57.4% of total deposits at year-end 2018, compared to 11.7% and 27.5% a quarter ago, and 9.9% and 21.1% a year ago, respectively.

The Treasury Portfolio balances totaled $107 million as of December 31, 2018, compared to $93 million as of September 30, 2018, and compared to $86 million as of December 31, 2017. As of these dates, the Investment Securities Portfolio accounted for 1% of total assets, respectively, mostly consisting of readily-quoted Latin American securities, and of which 76% represented sovereign or state-owned risk at the end of the 4Q18, compared to 77% and 79% a quarter and year ago, respectively (refer to Exhibit X for a per-country risk distribution of the Treasury Portfolio).

On the funding side, deposit balances increased 7% QoQ and 1% YoY to reach $3.0 billion, which represents 46% of total funding sources, at the end of 4Q18, compared to $2.8 billion, or 51% of total funding sources at the end of 3Q18 and $2.9 billion, or 57% of total funding sources at the end of the 4Q17. The majority of the deposits are placed by central banks or designees (i.e.: Class A shareholders of the Bank), with 71%, 74%, and 67%, of total deposits, at the end of these periods, respectively. As of December 31, 2018, borrowings and debt increased 32% QoQ and 59% YoY, as a result of a conservative liquidity management approach and the funding requirements of the Bank’s commercial origination.

Weighted average funding costs were 3.13% in 4Q18 (up 24bps QoQ and 103bps YoY) and 2.76% in FY18 (up 81bps YoY), mainly reflecting higher LIBOR-based market rates with funding spreads annually down but slightly up on a quarterly basis.

(US$ million)	2018	2017	YoY (%)	4Q18	3Q18	4Q17	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$(0.0)	$(0.8)	95%	$(0.4)	$0.9	$(0.8)	-145%	52%
Other income (expense)	(0.2)	(0.4)	64%	0.4	(1.4)	(0.2)	125%	338%
Total revenues	(0.2)	(1.2)	84%	(0.0)	(0.6)	(0.9)	96%	97%
Recovery on financial instruments	0.1	0.5	-78%	0.1	0.0	0.1	n.m.	-41%
Operating expenses	(11.5)	(11.0)	-5%	(3.1)	(2.3)	(3.4)	-33%	10%
Loss for the segment	$(11.6)	$(11.7)	1%	$(3.0)	$(2.9)	$(4.3)	-5%	29%

"n.m." means not meaningful.

Fourth Quarter and Full-Year 2018 Treasury Business Segment’s losses were $3.0 million (-5% QoQ; 29% YoY) and $11.6 million (+1% YoY), respectively. The annual improvement was primarily associated to an increase in total revenues mainly from higher NII, as the Bank optimized its GAP position. Other income (expense), mostly related to hedging derivatives valuations and gain on sale of financial instruments, remained relatively stable on a full-year basis.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2018	2017	YoY (%)	4Q18	3Q18	4Q17	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$258.5	$226.1	14%	$74.1	$65.0	$55.8	14%	33%
Interest expense	(148.7)	(106.3)	-40%	(46.1)	(37.7)	(27.7)	-22%	-67%
Net Interest Income	$109.7	$119.8	-8%	$28.0	$27.3	$28.1	2%	-1%

Net Interest Margin	1.71%	1.85%	-7%	1.61%	1.74%	1.78%	-8%	-10%

NII for the 4Q18 increased 2% QoQ to $28.0 million (-1% YoY), while NIM decreased by 13bps to 1.61%. Lower margins reflect increased low-yield liquidity position, as the Bank resorted to alternative funding sources in anticipation of a potential temporary decline of its deposit base, which actually increased during the last weeks of the year.

The reduced level of NII and NIM during 2018 relates to narrower net lending spreads from a portfolio with exposure to high quality borrowers such as systemic financial institutions, sovereign and quasi-sovereign entities, and USD generating top-tier corporate clients. These effects were partially offset by the net positive effect in the repricing of the Bank’s assets and liabilities in an increasing interest rate environment. The Bank maintained a narrow interest rate gap structure due to the short-term nature of its loan portfolio, and was able to pass along LIBOR-based market rates increases in its funding to its asset base.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market.

(US$ million)	2018	2017	YoY (%)	4Q18	3Q18	4Q17	QoQ (%)	YoY (%)
Letters of credit and other contingent credits	12.3	10.9	12%	3.5	2.8	2.9	25%	17%
Loan structuring and distribution fees	4.9	6.6	-26%	1.9	0.9	2.7	112%	-28%
Fees and Commissions, net	$17.2	$17.5	-2%	$5.4	$3.7	$5.7	46%	-5%

Full-Year 2018 Fees and Commissions decreased 2% YoY as a result of the net effect of: i) a 12% increase in fees from the letters of credit and other contingent credits activities, which represented an upward trend in fee generation over the last two years congruent with the Bank’s focus on deepening its participation in the trade value chain; offset by ii) a 26% year-on-year decrease in loan structuring and syndication fees with seven transactions structured in 2018.

On a quarterly basis, Fourth Quarter 2018 Fees and Commissions increased 46% QoQ and decreased 5% YoY, reflecting the fee income improvement from letters of credit activities and the uneven nature of the loan syndication business.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS LOSSES

(US$ million, except percentages)	31-Dec-18	30-Sep-18	30-Jun-18	31-Mar-18	31-Dec-17
Allowance for loans losses
Balance at beginning of the period	$139.3	$85.8	$82.7	$81.3	$111.7
Provisions (reversals)	(1.3)	53.6	7.6	1.4	(1.1)
Write-offs, net of recoveries	(37.2)	0.0	(4.5)	0.0	(29.3)
End of period balance	$100.8	$139.3	$85.8	$82.7	$81.3

Allowance for loan commitments and financial guarantee contracts losses
Balance at beginning of the period	$3.2	$1.7	$7.4	$6.8	$4.8
Provisions (reversals)	0.1	1.6	(5.8)	0.6	2.0
End of period balance	$3.3	$3.2	$1.7	$7.4	$6.8

Total allowance for loans and loan commitments and financial guarantee contracts losses	$104.1	$142.5	$87.4	$90.1	$88.1

Total allowance for losses to Commercial Portfolio	1.65%	2.26%	1.44%	1.57%	1.47%
NPL to gross loan portfolio	1.12%	2.08%	0.98%	1.12%	1.07%
Total allowance for losses to NPL (times)	1.6	1.2	1.6	1.5	1.5

The total allowance for credit losses on the Commercial Portfolio totaled $104.1 million at December 31, 2018, or 1.65% of the portfolio, compared to $142.5 million, or 2.26%, respectively, as of September 30, 2018, and compared to $88.1 million, or 1.47%, respectively, as of December 31, 2017. The $38.4 million QoQ decrease was primarily associated with loan restructurings through sales and partial write-offs against individually allocated allowances for expected credit losses. Consequently, NPL balances decreased to $64.7 million, or 1.12% of total Loan Portfolio balances at the end of 4Q18, versus NPLs of $119.0 million, or 2.08% of total Loan Portfolio balances, at the end of 3Q18, and $58.8 million, or 1.07% of total Loan Portfolio balances, at the end of 4Q17. At year-end 2018, the impaired sugar loan accounted for 96% of total NPLs and for most of the Stage 3 (under IFRS 9) individually allocated reserve for expected credit losses.

OPERATING EXPENSES

Operating expenses include the following line items of the consolidated statements of profit or loss:

(US$ million, except percentages)	2018	2017	YoY (%)	4Q18	3Q18	4Q17	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	28.0	27.7	1%	6.6	5.2	7.3	27%	-10%
Depreciation of equipment and leasehold improvements	1.3	1.6	-19%	0.3	0.3	0.4	3%	-20%
Amortization of intangible assets	1.2	0.8	40%	0.2	0.3	0.3	-51%	-42%
Other expenses	18.5	16.8	10%	5.3	5.0	5.1	6%	4%
Total Operating Expenses	$48.9	$46.9	4%	$12.4	$10.9	$13.1	14%	-6%
Efficiency Ratio	38.3%	33.9%	13%	36.3%	36.0%	38.0%	1%	-4%

Total Operating Expenses in 4Q18 increased 14% QoQ mainly due to seasonal effects, and decreased 6% YoY mostly associated to personnel restructuring charges incurred in 4Q17. Efficiency Ratio of 36% in 4Q18, nearly unchanged from a quarter ago and down from 38% in 4Q17.

Full-Year 2018 Operating Expenses increased 4% YoY, mainly impacted by non-recurring charges in 2018, from personnel restructuring and the streamilining of processes and of technological infrastructure. Efficiency Ratio stood at 38% for the FY18, compared to 34% a year ago, on lower total revenues and operating expenses mainly impacted by those one-time expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Dec-18	30-Sep-18	31-Dec-17	QoQ (%)	YoY (%)
Tier 1 Capital (8)	$994	$990	$1,043	0%	-5%
Risk-Weighted Assets Basel III (8)	$5,494	$5,574	$4,931	-1%	11%
Tier 1 Basel III Capital Ratio (8)	18.1%	17.8%	21.1%	2%	-14%
Total stockholders’ equity	$994	$989	$1,043	0%	-5%
Total stockholders’ equity to total assets	13.1%	15.1%	16.6%	-13%	-22%
Accumulated other comprehensive income (loss) ("OCI")	$0	$2	$2	-73%	-79%
Total assets / Total stockholders' equity (times)	7.7	6.6	6.0	15%	27%
Shares outstanding (in thousand)	39,539	39,539	39,429	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.5 million common shares outstanding as of December 31, 2018. At the same date, the Bank’s ratio of total assets to stockholders’ equity was 7.7 times, and the Tier 1 Basel III Capital Ratio remained solid at 18.1%, with increased level of risk-weighted assets reflecting annual Commercial Portfolio growth. Equity levels decreased 5% from a year ago on a strong dividend pay-out ratio.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2018. The dividend will be paid on March 26, 2019, to stockholders registered as of March 11, 2019.
▪	Ratings updates: On October 29, 2018, Moody’s Investors Service affirmed the Bank’s long- and short-term foreign currency deposit and senior unsecured debt ratings at ‘Baa2/P-2’, respectively. The outlook remained negative.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Loan Portfolio refers to loans, gross of the allowance for loan losses and unearned interest and deferred fess.

11)	Total allowance for losses refers to allowance for loans losses plus allowance for loan commitments and financial guarantee contracts losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, February 28, 2019 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 43528324.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2018	September 30, 2018	December 31, 2017	CHANGE	%	CHANGE	%
	(In US$ thousand)

Assets:

Cash and cash equivalents	$1,745,652	$792,952	$672,048	$952,700	120%	$1,073,604	160%

Securities and other financial assets, net	123,598	99,441	95,484	24,157	24	28,114	29

Loans	5,778,424	5,724,518	5,505,658	53,906	1	272,766	5
Interest receivable	41,144	44,426	29,409	(3,282)	(7)	11,735	40
Allowance for loans losses	(100,785)	(139,318)	(81,294)	38,533	28	(19,491)	(24)
Unearned interest and deferred fees	(16,525)	(7,357)	(4,985)	(9,168)	(125)	(11,540)	(231)
Loans, net	5,702,258	5,622,269	5,448,788	79,989	1	253,470	5

Customers' liabilities under acceptances	9,696	24,232	6,369	(14,536)	(60)	3,327	52
Derivative financial instruments assets	2,688	3,391	13,338	(703)	(21)	(10,650)	(80)

Property and equipment, net	6,686	6,692	7,420	(6)	(0)	(734)	(10)
Intangibles, net	1,633	1,798	5,425	(165)	(9)	(3,792)	(70)
Investment properties	0	2,289	5,119	(2,289)	(100)	(5,119)	(100)
Other assets	16,974	7,694	13,756	9,280	121	3,218	23

Total assets	$7,609,185	$6,560,758	$6,267,747	$1,048,427	16%	$1,341,438	21%

Liabilities

Demand deposits	$211,381	$78,131	$82,064	$133,250	171%	$129,317	158%
Time deposits	2,759,441	2,699,404	2,846,780	60,037	2	(87,339)	(3)
Total deposits	2,970,822	2,777,535	2,928,844	193,287	7	41,978	1

Securities sold under repurchase agreement	39,767	39,767	0	0	0	39,767	n.m. (*)
Borrowings and debt, net	3,518,446	2,661,555	2,211,567	856,891	32	1,306,879	59
Interest payable	25,917	23,427	15,816	2,490	11	10,101	64

Customers' liabilities under acceptances	9,696	24,232	6,369	(14,536)	(60)	3,327	52
Derivative financial instruments liability	34,043	26,394	34,943	7,649	29	(900)	(3)
Allowance for loan commitments and financial guarantee contracts losses	3,289	3,219	6,845	70	2	(3,556)	(52)
Other liabilities	13,615	15,678	20,551	(2,063)	(13)	(6,936)	(34)

Total liabilities	$6,615,595	$5,571,807	$5,224,935	$1,043,788	19%	$1,390,660	27%

Stockholders' equity:

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(61,076)	(61,076)	(63,248)	0	0	2,172	3
Additional paid-in capital in excess of assigned value of common stock	119,987	119,523	119,941	464	0	46	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	108,781	129,254	27,238	25	6,765	5
Retained earnings	423,050	444,959	479,712	(21,909)	(5)	(56,662)	(12)
Other comprehensive income	420	1,574	1,963	(1,154)	(73)	(1,543)	(79)

Total stockholders' equity	$993,590	$988,951	$1,042,812	$4,639	0%	$(49,222)	(5)%

Total liabilities and stockholders' equity	$7,609,185	$6,560,758	$6,267,747	$1,048,427	16%	$1,341,438	21%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2018	September 30, 2018	December 31, 2017	CHANGE	%	CHANGE	%

Net Interest Income:
Interest income	$74,114	$65,020	$55,799	$9,094	14%	$18,315	33%
Interest expense	(46,146)	(37,724)	(27,658)	(8,422)	(22)	(18,488)	(67)

Net Interest Income	27,968	27,296	28,141	672	2	(173)	(1)

Other income (expense):
Fees and commissions, net	5,402	3,692	5,666	1,710	46	(264)	(5)
Gain (Loss) on financial instruments, net	253	(1,445)	(213)	1,698	118	466	219
Other income, net	461	564	913	(103)	(18)	(452)	(50)
Total other income, net	6,116	2,811	6,366	3,305	118	(250)	(4)

Total revenues	34,084	30,107	34,507	3,977	13	(423)	(1)

Recovery (impairment loss) on financial instruments	1,321	(55,134)	(794)	56,455	102	2,115	266
Impairment loss on non-financial assets	(2,289)	(4,841)	0	2,552	53	(2,289)	n.m. (*)

Operating expenses:
Salaries and other employee expenses	(6,599)	(5,213)	(7,347)	(1,386)	(27)	748	10
Depreciation of equipment and leasehold improvements	(325)	(315)	(407)	(10)	(3)	82	20
Amortization of intangible assets	(165)	(336)	(285)	171	51	120	42
Other expenses	(5,294)	(4,987)	(5,075)	(307)	(6)	(219)	(4)
Total operating expenses	(12,383)	(10,851)	(13,114)	(1,532)	(14)	731	6

Profit (loss) for the period	$20,733	$(40,719)	$20,599	$61,452	151%	$134	1%

PER COMMON SHARE DATA:
Basic earnings per share	$0.52	$(1.03)	$0.52
Diluted earnings per share	$0.52	$(1.03)	$0.52
Book value (period average)	$25.05	$26.43	$26.21
Book value (period end)	$25.13	$25.01	$26.45

Weighted average basic shares	39,539	39,540	39,375
Weighted average diluted shares	39,539	39,540	39,408
Basic shares period end	39,539	39,539	39,429

PERFORMANCE RATIOS:
Return on average assets	1.20%	-2.58%	1.31%
Return on average stockholders' equity	8.3%	-15.5%	7.9%
Net interest margin	1.61%	1.74%	1.78%
Net interest spread	1.08%	1.20%	1.38%
Efficiency Ratio	36.3%	36.0%	38.0%
Operating expenses to total average assets	0.71%	0.69%	0.83%

(*)	"n.m." means not meaningful.

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2018	December 31, 2017	CHANGE	%

Net Interest Income:
Interest income	$258,490	$226,079	$32,411	14%
Interest expense	(148,747)	(106,264)	(42,483)	(40)

Net Interest Income	109,743	119,815	(10,072)	(8)

Other income (expense):
Fees and commissions, net	17,185	17,514	(329)	(2)
Loss on financial instruments, net	(1,009)	(739)	(270)	(37)
Other income, net	1,670	1,723	(53)	(3)
Total other income, net	17,846	18,498	(652)	(4)

Total revenues	127,589	138,313	(10,724)	(8)

Impairment loss on financial instruments	(57,515)	(9,439)	(48,076)	(509)
Impairment loss on non-financial assets	(10,018)	0	(10,018)	n.m. (*)

Operating expenses:
Salaries and other employee expenses	(27,989)	(27,653)	(336)	(1)
Depreciation of equipment and leasehold improvements	(1,282)	(1,578)	296	19
Amortization of intangible assets	(1,176)	(838)	(338)	(40)
Other expenses	(18,471)	(16,806)	(1,665)	(10)
Total operating expenses	(48,918)	(46,875)	(2,043)	(4)

Profit for the year	$11,138	$81,999	$(70,861)	(86)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.28	$2.09
Diluted earnings per share	$0.28	$2.08
Book value (period average)	$26.06	$26.00
Book value (period end)	$25.13	$26.45

Weighted average basic shares	39,543	39,311
Weighted average diluted shares	39,543	39,329
Basic shares period end	39,539	39,429

PERFORMANCE RATIOS:
Return on average assets	0.17%	1.27%
Return on average stockholders' equity	1.1%	8.0%
Net interest margin	1.71%	1.85%
Net interest spread	1.21%	1.48%
Efficiency Ratio	38.3%	33.9%
Operating expenses to total average assets	0.76%	0.72%

(*)	"n.m." means not meaningful.

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2018			September 30, 2018			December 31, 2017
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$1,083,628	6,322	2.28%	$608,989	3,129	2.01%	$730,965	$2,444	1.31%
Securities at fair value through OCI	19,135	252	5.15	15,728	150	3.73	16,771	125	2.91
Securities at amortized cost (1)	79,907	626	3.06	77,939	599	3.01	69,446	499	2.81
Loans, net of unearned interest	5,714,077	66,914	4.58	5,517,471	61,142	4.34	5,454,016	52,732	3.78

TOTAL INTEREST EARNING ASSETS	$6,896,749	$74,114	4.21%	$6,220,127	$65,020	4.09%	$6,271,198	$55,799	3.48%

Allowance for expected credit losses on loans	(138,848)			(84,958)			(107,679)
Non interest earning assets	121,939			119,272			94,884

TOTAL ASSETS	$6,879,839			$6,254,441			$6,258,402

INTEREST BEARING LIABILITIES
Deposits	2,551,232	$15,986	2.45%	2,904,153	$16,767	2.26%	$3,210,409	$12,537	1.53%
Securities sold under repurchase agreement and short-term borrowings and debt	1,747,793	13,979	3.13	934,653	7,094	2.97	717,956	3,704	2.02
Long-term borrowings and debt, net (2)	1,472,192	16,180	4.30	1,268,857	13,863	4.28	1,214,190	11,418	3.68

TOTAL INTEREST BEARING LIABILITIES	$5,771,217	$46,145	3.13%	$5,107,663	$37,724	2.89%	$5,142,554	$27,659	2.10%

Non interest bearing liabilities and other liabilities	$118,153			$101,796			$83,697

TOTAL LIABILITIES	5,889,370			5,209,459			5,226,251

STOCKHOLDERS' EQUITY	990,469			1,044,982			1,032,151

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,879,839			$6,254,441			$6,258,402

NET INTEREST SPREAD			1.08%			1.20%			1.38%

NET INTEREST INCOME AND NET INTEREST MARGIN		$27,969	1.61%		$27,296	1.74%		$28,140	1.78%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2018			December 31, 2017
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$784,062	$15,615	1.96%	$908,661	$10,261	1.11%
Securities at fair value through OCI	16,955	668	3.89	19,175	545	2.80
Securities at amortized cost (1)	74,577	2,231	2.95	67,678	1,947	2.84
Loans, net of unearned interest	5,551,890	239,976	4.26	5,498,246	213,326	3.83

TOTAL INTEREST EARNING ASSETS	$6,427,483	$258,490	3.97%	$6,493,759	$226,079	3.43%

Allowance for expected credit losses on loans	(98,107)			(109,983)
Non interest earning assets	122,117			84,613

TOTAL ASSETS	$6,451,492			$6,468,390

INTEREST BEARING LIABILITIES
Deposits	$2,950,368	$63,146	2.11%	$3,176,175	$42,847	1.33%
Securities sold under repurchase agreement and short-term borrowings and debt	1,123,438	33,941	2.98	710,021	11,967	1.66
Long-term borrowings and debt, net (2)	1,244,619	51,659	4.09	1,477,788	51,450	3.43

TOTAL INTEREST BEARING LIABILITIES	$5,318,425	$148,746	2.76%	$5,363,984	$106,264	1.95%

Non interest bearing liabilities and other liabilities	$102,386			$82,207

TOTAL LIABILITIES	5,420,812			5,446,191

STOCKHOLDERS' EQUITY	1,030,681			1,022,199

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,451,492			$6,468,390

NET INTEREST SPREAD			1.21%			1.48%

NET INTEREST INCOME AND NET INTEREST MARGIN		$109,743	1.71%		$119,815	1.85%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR						FOR THE YEAR
	ENDED	FOR THE THREE MONTHS ENDED					ENDED
	DEC 31/18	DEC 31/18	SEP 30/18	JUN 30/18	MAR 31/18	DEC 31/17	DEC 31/17

Net Interest Income:
Interest income	$258,490	$74,114	$65,020	$61,919	$57,437	$55,799	$226,079
Interest expense	(148,747)	(46,146)	(37,724)	(34,030)	(30,847)	(27,658)	(106,264)

Net Interest Income	109,743	27,968	27,296	27,889	26,590	28,141	119,815

Other income (expense):
Fees and commissions, net	17,185	5,402	3,692	5,032	3,059	5,666	17,514
(Loss) gain on financial instruments, net	(1,009)	253	(1,445)	(796)	979	(213)	(739)
Other income, net	1,670	461	564	530	115	913	1,723

Total other income, net	17,846	6,116	2,811	4,766	4,153	6,366	18,498

Total revenues	127,589	34,084	30,107	32,655	30,743	34,507	138,313

(Impairment loss) recovery on financial instruments	(57,515)	1,321	(55,134)	(1,771)	(1,931)	(794)	(9,439)
Impairment loss on non-financial assets	(10,018)	(2,289)	(4,841)	(2,888)	0	0	0
Total operating expenses	(48,918)	(12,383)	(10,851)	(11,370)	(14,314)	(13,114)	(46,875)

Profit (loss) for the period	$11,138	$20,733	$(40,719)	$16,626	$14,498	$20,599	$81,999

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.28	$0.52	$(1.03)	$0.42	$0.37	$0.52	$2.09
PERFORMANCE RATIOS
Return on average assets	0.17%	1.20%	-2.58%	1.07%	0.91%	1.31%	1.27%
Return on average stockholders' equity	1.1%	8.3%	-15.5%	6.4%	5.6%	7.9%	8.0%
Net interest margin	1.71%	1.61%	1.74%	1.81%	1.68%	1.78%	1.85%
Net interest spread	1.21%	1.08%	1.20%	1.31%	1.26%	1.38%	1.48%
Efficiency Ratio	38.3%	36.3%	36.0%	34.8%	46.6%	38.0%	33.9%
Operating expenses to total average assets	0.76%	0.71%	0.69%	0.73%	0.90%	0.83%	0.72%

EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/18	DEC 31/17	DEC 31/18	SEP 30/18	DEC 31/17

COMMERCIAL BUSINESS SEGMENT:

Net interest income	$109,781	$120,581	$28,350	$26,445	$28,933
Other income (expense)	18,002	18,926	5,759	4,255	6,516
Total revenues	127,783	139,507	34,109	30,700	35,449
(Impairment loss) recovery on financial instruments	(57,621)	(9,928)	1,263	(55,134)	(893)
Impairment loss on non-financial assets	(5,967)	0	(2,289)	(790)	0
Operating expenses	(37,436)	(35,916)	(9,317)	(8,553)	(9,699)

Profit (Loss) for the segment	$26,759	$93,663	$23,766	$(33,777)	$24,857

Segment assets	5,726,977	5,470,947	5,726,977	5,654,316	5,470,947

TREASURY BUSINESS SEGMENT:

Net interest income	$(38)	$(766)	$(382)	$851	$(792)
Other income (expense)	(156)	(428)	357	(1,444)	(150)
Total revenues	(194)	(1,194)	(25)	(593)	(942)
Recovery on financial instruments	106	489	58	0	99
Operating expenses	(11,482)	(10,959)	(3,066)	(2,298)	(3,415)

Loss for the segment	$(11,570)	$(11,664)	$(3,033)	$(2,891)	$(4,258)

Segment assets	1,857,196	772,517	1,857,196	890,290	772,517

TOTAL:

Net interest income	$109,743	$119,815	$27,968	$27,296	$28,141
Other income (expense)	17,846	18,498	6,116	2,811	6,366
Total revenues	127,589	138,313	34,084	30,107	34,507
(Impairment loss) recovery on financial instruments	(57,515)	(9,439)	1,321	(55,134)	(794)
Impairment loss on non-financial assets	(5,967)	0	(2,289)	(790)	0
Operating expenses	(48,918)	(46,875)	(12,383)	(10,851)	(13,114)

Total profit (loss) for reportable segments	15,189	81,999	20,733	(36,668)	20,599
Unallocated impairment loss on non-financial assets	(4,051)	0	0	(4,051)	0

Profit (Loss) for the period	$11,138	$81,999	$20,733	$(40,719)	$20,599

Total segment assets	7,584,173	6,243,464	7,584,173	6,544,606	6,243,464
Unallocated assets	25,012	24,283	25,012	16,152	24,283
Total assets	7,609,185	6,267,747	7,609,185	6,560,758	6,267,747

EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2018		September 30, 2018		December 31, 2017		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
COUNTRY (*)

ARGENTINA	$611	10	$587	9	$302	5	$24	$309
BELGIUM	13	0	15	0	11	0	(2)	2
BOLIVIA	14	0	20	0	15	0	(6)	(1)
BRAZIL	1,210	19	1,230	19	1,024	17	(20)	186
CHILE	182	3	164	3	191	3	18	(9)
COLOMBIA	706	11	807	13	949	16	(101)	(243)
COSTA RICA	409	6	357	6	376	6	52	33
DOMINICAN REPUBLIC	318	5	290	5	250	4	28	68
ECUADOR	438	7	365	6	347	6	73	91
EL SALVADOR	71	1	60	1	56	1	11	15
GERMANY	36	1	23	0	38	1	13	(2)
GUATEMALA	344	5	265	4	321	5	79	23
HONDURAS	89	1	88	1	75	1	1	14
JAMAICA	22	0	56	1	24	0	(34)	(2)
MEXICO	917	14	925	14	906	15	(8)	11
NICARAGUA	0	0	25	0	30	0	(25)	(30)
PANAMA	555	9	668	10	556	9	(113)	(1)
PARAGUAY	159	2	125	2	60	1	34	99
PERU	83	1	136	2	229	4	(53)	(146)
SINGAPORE	38	1	50	1	55	1	(12)	(17)
TRINIDAD & TOBAGO	153	2	119	2	184	3	34	(31)
UNITED STATES	0	0	0	0	44	1	0	(44)
URUGUAY	11	0	2	0	18	0	9	(7)
OTHER	18	0	21	0	24	0	(3)	(6)

TOTAL CREDIT PORTFOLIO (1)	$6,397	100%	$6,398	100%	$6,085	100%	$(1)	$312

UNEARNED INTEREST AND DEFERRED FEES	17		7		5		10	12

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,414		$6,405		$6,090		$9	$324

(1)	Includes gross loans (or the “Loan Portfolio”), securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2018		September 30, 2018		December 31, 2017		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
COUNTRY (*)

ARGENTINA	$611	10	$587	9	$302	5	$24	$309
BELGIUM	13	0	15	0	11	0	(2)	2
BOLIVIA	14	0	20	0	15	0	(6)	(1)
BRAZIL	1,206	19	1,226	19	1,019	17	(20)	187
CHILE	177	3	159	3	186	3	18	(9)
COLOMBIA	678	11	779	12	920	15	(101)	(242)
COSTA RICA	409	6	357	6	376	6	52	33
DOMINICAN REPUBLIC	318	5	290	5	250	4	28	68
ECUADOR	438	7	365	6	347	6	73	91
EL SALVADOR	71	1	60	1	56	1	11	15
GERMANY	36	1	23	0	38	1	13	(2)
GUATEMALA	344	5	265	4	321	5	79	23
HONDURAS	89	1	88	1	75	1	1	14
JAMAICA	22	0	56	1	24	0	(34)	(2)
MEXICO	890	14	898	14	886	15	(8)	4
NICARAGUA	0	0	25	0	30	0	(25)	(30)
PANAMA	520	8	647	10	538	9	(127)	(18)
PARAGUAY	159	3	125	2	60	1	34	99
PERU	83	1	136	2	229	4	(53)	(146)
SINGAPORE	38	1	50	1	55	1	(12)	(17)
TRINIDAD & TOBAGO	145	2	111	2	175	3	34	(30)
UNITED STATES	0	0	0	0	44	1	0	(44)
URUGUAY	11	0	2	0	18	0	9	(7)
OTHER	18	0	21	0	24	0	(3)	(6)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,290	100%	$6,305	100%	$5,999	100%	$(15)	$291

UNEARNED INTEREST AND DEFERRED FEES	17		7		5		10	12

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,307		$6,312		$6,004		$(5)	$303

(1)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

EXHIBIT X

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2018		September 30, 2018		December 31, 2017		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
COUNTRY

BRAZIL	$4	4	$4	5	$5	5	$0	$(1)
CHILE	5	5	5	5	5	6	0	0
COLOMBIA	28	26	28	30	29	34	0	(1)
MEXICO	27	25	27	29	20	24	0	7
PANAMA	35	32	21	23	18	21	14	17
TRINIDAD & TOBAGO	8	7	8	8	9	10	0	(1)

TOTAL TREASURY PORTOFOLIO (1)	$107	100%	$93	100%	$86	100%	$14	$21

(1)	Includes securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses.

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	FULL-YEAR		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
	2018	2017	4Q18	3Q18	4Q17	(A) - (B)	(C) - (D)	(C) - (E)
COUNTRY (*)

ARGENTINA	$958	$400	$252	$247	$112	$558	$5	$140
BELGIUM	13	11	0	3	2	2	(3)	(2)
BOLIVIA	24	15	4	10	5	9	(6)	(1)
BRAZIL	1,015	1,080	240	331	394	(65)	(91)	(154)
CHILE	396	488	28	41	115	(92)	(13)	(87)
COLOMBIA	1,276	1,539	285	326	491	(263)	(41)	(206)
COSTA RICA	577	667	233	96	138	(90)	137	95
DOMINICAN REPUBLIC	532	663	103	123	209	(131)	(20)	(106)
ECUADOR	998	765	272	226	109	233	46	163
EL SALVADOR	119	125	30	49	23	(6)	(19)	7
GUATEMALA	470	599	191	41	178	(129)	150	13
HONDURAS	146	136	49	41	27	10	8	22
JAMAICA	278	192	58	56	52	86	2	6
MEXICO	4,523	4,740	915	1,050	1,222	(217)	(135)	(307)
NICARAGUA	57	71	5	17	24	(14)	(12)	(19)
PANAMA	824	967	160	265	208	(143)	(105)	(48)
PARAGUAY	195	44	70	62	28	151	8	42
PERU	1,073	994	87	283	223	79	(196)	(136)
SINGAPORE	88	661	39	7	57	(573)	32	(18)
SWITZERLAND	401	6	0	0	0	395	0	0
TRINIDAD & TOBAGO	231	382	86	45	52	(151)	41	34
UNITED STATES	33	122	0	0	35	(89)	0	(35)
URUGUAY	22	36	12	2	0	(14)	10	12
OTHER	54	57	29	8	15	(3)	21	14

TOTAL LOAN DISBURSED (1)	$14,303	$14,760	$3,148	$3,329	$3,719	$(457)	$(181)	$(571)

(1)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.